Exhibit 99.2

ATTUNITY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are “forward-looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft; risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and known or unknown contingent liabilities, including litigation, costs, tax and expenses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of our new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as our products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F/A for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission ("SEC") and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

You should read the following discussion and analysis in conjunction with our interim unaudited consolidated financial statements for the six months ended June 30, 2012 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2011 filed with the Securities and Exchange Commission as part of the Company’s annual report on form 20-F/A for the year ended December 31, 2011.

Unless indicated otherwise by the context, all references below to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•
"Convertible Notes" or "Notes" are to the convertible promissory notes we issued to certain investors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, by and between us and the investors, or the Note Agreement; and

•	"RepliWeb" are to RepliWeb Inc., a U.S.-based leading provider of enterprise file replication and managed file transfer technologies, which we acquired in September 2011.

On July 19, 2012, we effected a one-for-four reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed to NIS 0.4 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts in the following sections have been adjusted to give retroactive effect to the stock split for all periods presented.

Overview

We have been delivering software solutions to organizations around the world for over twenty years and we are now a leading provider of information availability software solutions, helping organizations to optimize the availability, performance, use and lifetime value of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for business information. Our software is commonly used for projects such as reporting and data warehousing, migration and modernization, application release automation, file replication and distribution.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable the use of enterprise information where and when needed, including the cloud. Our software includes products for real-time data integration, application release automation (a process that automates the deployment and upgrade of custom applications and web content across various stages of the application and content lifecycle), and managed file transfer (a process that allows organizations to secure and automate business-to-business information exchanges over standard internet connections).

We provide our software directly and indirectly through a number of strategic and OEM and/or reseller agreements with global-class partners, such as Microsoft, IBM, Oracle and HP, as well as other software vendors and integrators. We serve our customers via offices in North America, Europe, Israel and Asia Pacific and through a network of local partners.

Financial Highlights

Total revenues in the first six months of 2012 increased by 107% to $12.5 million from $6.0 million in the first six months of 2011. This included license revenues, which increased by 123% to $7.1 million in the first 6 months of 2012 from $3.2 million in the same period last year, and maintenance, support and services revenues, which increased by 90% to $5.3 million in the first 6 months of 2012 from $2.8 million in the same period last year.

Net operating income for the first six months of 2012 was $1.0 million, compared to $0.5 million for the same period of 2011. Net operating income for the first six months of 2012 included equity-based compensation and amortization of software development costs totaling $436,000 compared to $336,000 for the same period last year, as well as $412,000 in amortization and expenses related to the acquisition of RepliWeb.

Net income for the first six months of 2012 was $383,000, or $0.03 per diluted share (adjusted to reflect the recent reverse stock split), compared to $357,000, or $0.04 per diluted share (adjusted to reflect the recent reverse stock split), in the same period last year.

Cash and cash equivalents were approximately $1.8 million as of June 30, 2012, compared to $1.5 million as of December 31, 2011 (in each case, excluding restricted cash of approximately $0.3 million).  Shareholders' equity increased to $6.8 million as of June 30, 2012, compared to $5.2 million as of December 31, 2011.

Recent Major Developments

•	On July 19, 2012, in connection with the listing of our ordinary shares on the NASDAQ Capital Market, we effected a one-for-four reverse split of our ordinary shares.

•
On July 23, 2012, we introduced Attunity CloudBeam, a software as a service (SaaS) platform designed to deliver high performance solutions for moving "Big Data" in, out and across Amazon Web Service (AWS) cloud data centers.

•	On July 24, 2012, we announced that Attunity Replicate is officially launched with dedicated optimizations for EMC Greenplum.

•
On July 29, 2012 the holders, in the aggregate, of approximately $0.2 million of principal amount of our Convertible Notes, converted their Convertible Notes into a total of approximately 0.1 million ordinary shares. Following the conversion, all the Convertible Notes have been fully repaid.

•	On July 26, 2012, we listed our ordinary shares on the NASDAQ Capital Market.

•	On September 9, 2012, we secured a short-term line of credit of approximately $1.0 million from an Israeli bank.

Results of Operations

The following discussion of our results of operations for the six months periods ended June 30, 2012 and 2011, included in the following table, which presents selected financial information data in dollars and as a percentage of total revenues, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, accompanied to this report.

	Six months periods Ended June 30, (U.S. dollars in thousands) UNAUDITED		% Change 2012 vs. 2011
	2012	2011
Revenues:
Software licenses	$7,141	$3,205	123%
Maintenance and services	5,335	2,802	90%
	12,476	6,007	107%
Cost of software licenses	391	192	103%
Cost of maintenance and services	781	420	86%
Research and development, net	3,928	1,581	148%
Selling and marketing	4,813	2,238	115%
General and administrative	1,531	1,106	38%
Total operating expenses	11,445	5,537	106%
Operating Income	1,031	470	119%
Financial and other expenses, net	557	47	1,085%
Income taxes (benefit)	91	66	38%
Net Income	$383	$357	7%

Six Months Ended June 30, 2012 Compared with Six Months Ended June 30, 2011

Revenues. Our revenues are derived primarily from software licenses, maintenance and services. The following table provides a breakdown of our revenues by type of revenues and relative percentages during the periods indicated:

	Six month periods Ended June 30, (U.S. dollars in thousands)
	2012		2011		% Change 2012 vs. 2011
Software licenses	$7,141	57.2%	$3,205	53.4%	122%
Maintenance and services	5,335	42.8%	2,802	46.6%	89%
Total	$12,476	100%	$6,007	100%	108%

Total revenues in the first six months of 2012 increased by 107% to $12.5 million from $6.0 million in the first six months of 2011. Total revenues were composed of:

•
License revenues, which increase by 123% to $7.1 million in the first six months of 2012 from $3.2 million in the first six months of 2011. This increase is primarily due to the acquisition of RepliWeb, which contributed approximately $2.2 million in license revenues during that period, and due to an increase in revenues from our direct sales in Europe and the Far East of approximately $1.1 million; and

•
Maintenance, support and services revenues, which increased by 90% to $5.3 million in the first six months of 2012 compared to $2.8 million in the six months of 2011. This increase is primarily due to the acquisition of RepliWeb which contributed approximately $2.5 million during that period.

Cost of Revenues.  Cost of software license revenues consists of amortization of capitalized software development costs, amortization of core technology acquired and royalties to a third party. Cost of maintenance and services consists primarily of salaries of employees performing the services and related overhead. The following table sets forth a breakdown of our cost of revenues between license and services for the periods indicated:

	Six months periods Ended June 30, (U.S. dollars in thousands)
	2012	2011	% Change 2012 vs. 2011
Cost of software licenses	$391	$192	51%
Cost of maintenance and services	782	420	86%
Total	$1,173	$612	92%

Our total cost of revenues increased by 92% to $1.2 million in the first six months of 2012 from $0.6 million in the first six months of 2011. This increase is primarily due to employees related costs and expenses associated with the acquisition of RepliWeb of $376,000 and amortization of intangible assets associated with the acquisition of $280,000. This increase was partially offset by a decrease in the amortization expenses of capitalized software from $192,000 in the first six months of 2011 to $112,000 in the first six months of 2012, which is included in the cost of software licenses.

Cost of maintenance and services increased by 86% to $782,000 in the first six months of 2012 from $420,000 in the first six months of 2011. This increase is primarily due to acquisition of RepliWeb which contributed approximately $340,000 in additional costs.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	Six months periods Ended June 30, (U.S. dollars in thousands)
	2012	2011	% Change 2012 vs. 2011
Research and development, net	$3,928	$1,581	148%
Selling and marketing	4,813	2,238	115%
General and administrative	1,531	1,106	38%
Total	$10,272	$4,925	109%

Research and Development.  Research and development, or R&D, expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Total research and development costs, increased by 148% to $3.9 million in the first six months of 2012 from $1.6 million in the first six months of 2011. This increase is primarily due to the acquisition of RepliWeb which contributed approximately $2.2 million in additional R&D expenses. The increase was partially offset by approximately $150,000 related to currency translation due to a higher dollar exchange rate.

Selling and Marketing.  Selling and marketing expenses consist primarily of costs relating to compensation and overhead to sales, marketing and business development personnel, travel and related expenses, and sales offices maintenance and administrative costs. Selling and marketing expenses increased by 115% to $4.8 million in the first six months of 2012 from $2.2 million in the first six months of 2011. This increase is primarily due to additional selling and marketing costs of approximately $1.1 million and amortization of customers’ relationship of approximately $0.1 million, both associated with the acquisition of RepliWeb; increase of sales commissions by approximately $0.9 million; approximately $0.2 million associated with the expansion of our marketing activities and $0.3 million associated with new business development activity.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, legal, audit, and other administrative costs. General and administrative expenses increased by 38% to $1.5 million in the first six months of 2012 from $1.1 million in the first six months of 2011. This increase is primarily due to the acquisition of RepliWeb, adding approximately $0.4 million, and to an increase in travel expenses due to an increase in sales and expansion corporate activities.

Operating Income. Based on the foregoing, we recorded an operating income of approximately $1.0 million in the first six months of 2012 compared to an operating income of $0.5 million in the first six months of 2011.

Financial Expenses, Net. Financial expenses, net, were $557,000 in the first six months of 2012 compared to $47,000 in the first six months of 2011. This increase is attributed mainly to the increase in the valuation of certain warrants and conversion features of the Convertible Notes resulting in financial expense of $329,000 in the first six months of 2012 compared to a financial income of $146,000 in the same period last year, inducement expense of $108,000 and accretion of a contingent payment obligation of $132,000, partially offset by exchange rate differences and hedging activities costs of approximately $200,000.

Taxes on Income. Income taxes were $91,000 and $66,000 in the first six month of 2012 and 2011, respectively. Tax expenses in the first six months of 2011 included mainly tax withheld on certain export sales, which decreased in the first six month of 2012. The tax expenses in the first six months of 2012 mainly include amortization of deferred tax liability of approximately $0.2 million, partially offset by amortization of deferred tax asset of approximately $0.15 million. Both deferred tax liability and deferred tax asset are associated with the acquisition of RepliWeb.

Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated by operations, private equity investments, short-term loans and borrowings.

Recent Financing Activities

In January 2012, the holders, in the aggregate, of approximately $0.5 million of principal amount of our Convertible Notes, converted their Convertible Notes into a total of approximately 0.2 million ordinary shares pursuant to an offer we made to all holders of the Convertible Notes, or the Prepayment Offer. The Prepayment Offer, which expired on January 31, 2012, provided, among others, (1) a reduction of the conversion price from $2.48 to $2.00 per share and (2) payment, in cash or in additional ordinary shares (based on the new conversion ratio), of the interest payment due in 2012 plus accrued and unpaid interest for 2011. The outstanding associated bifurcated conversion feature of $163,000 was accordingly allocated to equity and, in accordance with ASC 470-20-40-16, we recognized inducement expense of $108,000 against additional paid-in-capital, related to the conversion.

In July 2012, the holders, in the aggregate, of approximately $0.2 million of principal amount of our Convertible Notes, reflecting the balance of the remaining outstanding principal amount, converted their Convertible Notes into a total of approximately 0.1 million ordinary shares, at a conversion price per share of $2.48. Following the conversion, all the Convertible Notes have been fully repaid.

In September  2012, we secured a short-term line of credit of approximately $1.0 million from an Israeli bank. The credit line accrues interest at a floating annual rate of 6.92%.  In order to secure our obligations to the bank, we pledged and granted the bank a first priority floating charge on all of our assets and a fixed charge on certain other immaterial assets (namely, rights for unpaid shares, securities and other deposits deposited with the bank from time to time, and rights for property insurance), to which we refer as the Pledge. The Pledge contains a number of customary restrictive terms and covenants that limit our operating flexibility, such as (1) limitations on the creation of additional liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on distribution of dividends, and (2) the ability of the bank to accelerate repayment in certain events, such as breach of covenants, liquidation, and a change of control of our company.

Working Capital and Cash Flows

As of June 30, 2012, we had approximately $1.8 million in cash and cash equivalents, compared to $1.5 million in cash and cash equivalents as of December 31, 2011 (in each case, excluding restricted cash of approximately $0.3 million).

As of June 30, 2012, we had outstanding loans of $0.2 million (compared to $0.95 million as of December 31, 2011). As of June 30, 2012, our principal commitments consisted of the contingent payment obligation due to RepliWeb's former shareholders in the amount of $2.0 million (presented in the consolidated financial statements at present value of approximately $1.8 million), and short term debt resulting from the outstanding Convertible Notes in the principle amount of $0.2 million (which, as described above, were fully repaid in August 2012).

Net cash provided by operating activities was $0.5 million in the first six months of 2012 compared to $1.5 million in the first six months of 2011. The decrease is mainly attributed to a prepayment received from Microsoft in the third quarter of 2011, in consideration of revenues of approximately $0.9 million that were recognized only in the second quarter of 2012.

Net cash used in investing activities was $126,000 in the first six months of 2012 compared to $77,000 in the same period in 2011.

Net cash used in financing activities was $72,000 in the first six months of 2012 compared to $455,000 in the first six months of 2011.This decrease is mainly due to loan repayments to Plenus of $83,000 in the first six months of 2012 compared to $498,000 in the first six months of 2011.

Our capital expenditures were approximately $126,000 in the six months ended June 30, 2012, compared to $77,000 in the six months ended June 30, 2011, most of which were used for purchase and license of computers and software. Other than capital expenditures described above, we have no significant capital expenditures as of June 30, 2012.